4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE TO PARTICIPATE IN CARDIOVASCULAR PANEL
AT BIO CEO CONFERENCE IN NEW YORK

WINNIPEG, Manitoba - (February 21, 2005) Medicure Inc. (TSX:MPH/Amex:MCU), a cardiovascular drug discovery and development company, is pleased to announce that President and Chief Executive Officer, Albert D. Friesen, Ph.D., will be a featured panelist at a focus session entitled “A Heart to Heart Discussion on Future Cardiovascular Therapies” at the BIO CEO Investor Conference, held on February 23 and 24, 2005 in New York City.

On February 23, Dr. Friesen will participate in the 90-minute discussion along with three other prominent biotech executives. This session will feature presentations by each of the four invited cardiovascular companies, highlighting their company’s respective initiatives and programs in the field of cardiovascular medicine. In addition, there will also be commentary from each panelist on the current regulatory environment for cardiovascular drugs and what is on the horizon for 2005 and beyond. The session will also include a 30-minute Question & Answer period with the audience.

BIO CEO is considered one of industry’s most important annual investor conferences, bringing together biotechnology CEOs, members of the financial community and other key industry supporters to examine investment opportunities and issues facing the industry. For information on this Biotechnology Industry Organization event, please visit www.bio.org and click on the link: “BIO CEO & Investor Conference”.

ABOUT MEDICURE INC.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:
- Cardiovascular focused pipeline: a global market of over US $70 billion
- Two drugs - MC-1 & MC-4232 - in advanced Phase II trials
- Two positive Phase II trials completed
- Unique products addressing major markets not adequately served by existing drugs
- Second combination product, MC-4262 is entering development stage
- Dual action antithrombotic, MC-45308, in preclinical testing

The Company's financial position remains solid, providing sufficient resources to complete the ongoing Phase II studies, and to advance the lead candidates up to pivotal Phase III studies.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and anti-thrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer
Chief Financial Officer

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicureinc.com
Web: www.medicureinc.com